Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission, or SEC, on February 24, 2022, or our 2021 Annual Report, as updated by the “Risk Factors” section below.

Overview of Business and Trend Information

We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 1,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Our products and comprehensive solutions improve product quality, development time, cost, and time-to-market. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
A series of recent acquisitions and other transactions has strengthened our leadership in various facets of our business. Our acquisition, in December 2020, of Origin Laboratories, Inc., or Origin, significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts has enabled us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provided us with a complementary technology that further expanded our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. or Xaar, is expected to accelerate our growth in production-scale 3D printing. The recently-announced transaction between our subsidiary, MakerBot, a leader in desktop 3D printing, and Ultimaker, gives us a significant (approximately 45.6%) stake in a new entity that has a broad technology offering, a larger scale, and that is well-capitalized and is therefore better equipped to compete in the attractive desktop 3D printing segment.

COVID-19 Impact, Macro-Economic Trends and Business Strategy
      Our current outlook, as well as our results of operations for the first quarter of 2022, should be evaluated in light of the current state of the ongoing global COVID-19 pandemic and the complexities that it has presented. Our revenues for the first quarter of 2022 furthered a positive trend that began already in the first quarter of 2021 and that continued throughout 2021, and reflected 21.8% growth on a year-over-year basis, compared to the first quarter of 2021, when the COVID-19 pandemic adversely impacted our revenues more significantly. Our improved performance in the first quarter of 2022 was primarily driven by a 36.7% increase in system revenues, a 16.1% increase in consumables revenues, and a 14.8% increase in services revenues (in each case, compared to the corresponding quarter of 2021). Our revenues in the first quarter of 2022 surpassed pre-COVID-19 levels (an improvement of 5.2% compared to the first quarter of 2019), signaling that we continue to recover from the pandemic with respect to our top-line results.
In the first quarter of 2022, we worked at full-capacity on a global basis, with a high percentage of our employees throughout the world having received vaccines against COVID-19 over the course of the previous year.
We continue to monitor the impact of COVID-19, assessing implications for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. Assuming that the global economy continues to remain open generally, as it was during the first quarter of 2022, we do not anticipate that the COVID-19 pandemic itself will continue to have a significant, direct adverse impact on our results of operations going forward.
While no longer having a significant direct impact on our operating results, the pandemic has given rise to certain by-products— including supply chain problems, inflation and other trends— that have been impacting macro-economic activity on a global scale and that may also adversely affect us. We have been closely monitoring the potential impact of those trends on our operating performance. More specifically, government-mandated shutdowns in significant parts of China due to COVID-19 outbreaks, along with other factors, may slow down our supply chain and thereby adversely impacting our operations. Furthermore, recent depreciation of the Euro relative to the U.S. dollar may have an adverse impact on the U.S.- denominated value of our European-derived revenues for purposes of our financial statements. We cannot provide any assurances as to the extent of our resilience to the adverse impact of these global trends in future periods.
We ended the first quarter of 2022 with $475.6 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain research and development cost controls, which we began doing at the start of the COVID-19 pandemic, while ensuring that our NPI programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs.

 Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three months ended March 31, 2022 with the corresponding period in 2021.

Results of Operations

Comparison of Three Months Ended March 31, 2022 to Three Months Ended March 31, 2021

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended March 31,
	2022		2021
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$163,429	100.0%	$134,189	100.0%
Cost of revenues	93,752	57.4%	78,612	58.6%
Gross profit	69,677	42.6%	55,577	41.4%
Research and development, net	23,998	14.7%	20,601	15.4%
Selling, general and administrative	65,263	39.9%	53,334	39.7%
Operating loss	(19,584)	(12.0)%	(18,358)	(13.7)%
Financial expenses, net	(1,362)	(0.8)%	(377)	(0.3)%
Loss before income taxes	(20,946)	(12.8)%	(18,735)	(14.0)%
Income tax benefit	73	0.0%	942	0.7%
Share in losses of associated companies	(75)	0.0%	(1,118)	(0.8)%
Net loss	(20,948)	(12.8)%	(18,911)	(14.1)%

Discussion of Results of Operations

Revenues

Our products and services revenues in the three months ended March 31, 2022 and 2021, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended March 31,
	2022	2021	% Change
	U.S. $ in thousands
Products	$113,073	$90,324	25.2%
Services	50,356	43,865	14.8%
	$163,429	$134,189	21.8%

       Products Revenues

Revenues derived from products (including systems and consumables materials) increased by $22.7 million, or 25.2%, for the three months ended March 31, 2022, as compared to the three months ended March 31, 2021.

Revenues derived from systems increased by $14.6 million, or 36.7%, for the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. System revenues reflected the highest first quarter total in five years, strengthened by the launch of the Origin One in mid-February and the first full quarter of H350 sales.

Revenues derived from Consumables increased by $8.1 million, or 16.1%, for the three month ended March 31, 2022, as compared to the three months ended March 31, 2021. The increase in consumables reflects the impact of strong systems sales throughout 2021 and their expected flow-through as initial materials are replenished.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services) increased by $6.5 million for the three months ended March 31, 2022, or 14.8%, as compared to the three months ended March 31, 2021. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 10.1%.

Revenues by Region

Revenues and the percentage of revenues by region for the three months ended March 31, 2022 and 2021, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended March 31,
	2022		2021		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$98,567	60.3%	$82,113	61.2%	20.0%
EMEA	40,055	24.5%	28,918	21.6%	38.5%
Asia Pacific	24,807	15.2%	23,158	17.2%	7.1%
	$163,429	100.0%	$134,189	100.0%	21.8%

* Represent the United States, Canada and Latin America

Revenues in the Americas region increased by $16.5 million, or 20.0%, to $98.6 million for the three months ended March 31, 2022, compared to $82.1 million for the three months ended March 31, 2021. The increase was primarily driven by higher systems and services revenues.

Revenues in the EMEA region increased by $11.1 million, or 38.5%, to $40.1 million for the three months ended March 31, 2022, compared to $28.9 million for the three months ended March 31, 2021. The increase was primarily driven by higher products revenues and by the impact of our recent acquisition of  RPS. On a constant currency basis when using prior period’s exchange rates, revenues increased by $13.5 million, or 46.6%. The increase was primarily driven by increased products revenues.

Revenues in the Asia Pacific region increased by $1.6 million, or 7.1%, to $24.8 million for the three months ended March 31, 2022, compared to $23.2 million for the three months ended March 31, 2021. The increase was primarily driven by increased systems revenues.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, was as follows:

	Three Months Ended March 31,
	2022	2021
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$53,700	$43,404	23.7%
Services	15,977	12,173	31.2%
	$69,677	$55,577	25.4%

Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended March 31,
	2022	2021
Gross profit as a percentage of revenues from:
Products	47.5%	48.1%
Services	31.7%	27.8%
Total gross profit	42.6%	41.4%

Gross profit attributable to products revenues increased by $10.3 million, or 23.7%, to $53.7 million for the three months ended March 31, 2022, compared to gross profit of $43.4 million for the three months ended March 31, 2021. Gross profit attributable to products revenues as a percentage of products revenues decreased slightly to 47.5% for the three months ended March 31, 2022, compared to 48.1% for the three months ended March 31, 2021.

Gross profit attributable to services revenues increased by $3.8 million, or 31.2%, to $16.0 million for the three months ended March 31, 2022, compared to $12.2 million for the three months ended March 31, 2021. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended March 31, 2022 increased to 31.7%, as compared to 27.8% for the three months ended March 31, 2021.

Margin improvement year over year was driven by higher revenues in systems, consumables and services. This was partially offset by macro issues related to logistical challenges and availability of materials.

Operating Expenses

The amount of each type of operating expense for the three months ended March 31, 2022 and 2021, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended March 31,
	2022	2021	% Change
	U.S. $ in thousands

Research and development, net	$23,998	$20,601	16.5%
Selling, general and administrative	65,263	53,334	22.4%
	$89,261	$73,935	20.7%
Percentage of revenues	54.6%	55.1%

        Operating expenses were $89.3 million in the first quarter of 2022, compared to operating expenses of $73.9 million in the first quarter of 2021. The increase in operating expenses was driven primarily by the impact of three recent acquisitions: Xaar, Origin, and RPS, as well as higher commissions based on the higher revenue.

Research and development expenses, net increased by $3.4 million, or 16.5%, to $24.0 million for the three months ended March 31, 2022, compared to $20.6 million for the three months ended March 31, 2021. The amount of research and development expenses constituted 14.7% of our revenues for the three months ended March 31, 2022, as compared to 15.4% for the three months ended March 31, 2021.

Our research and development expenses were impacted by the timing of project spending and product launches, based on our portfolio management. We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications which will enhance our current solutions offerings.

Selling, general and administrative expenses increased by $11.9 million, or 22.4%, to $65.3 million for the three months ended March 31, 2022, compared to $53.3 million for the three months ended March 31, 2021. The increase in these expenses reflected the trend of increased in operating activity that occurred throughout 2021 and continued during the first quarter of 2022. The amount of selling, general and administrative expenses constituted 39.9% of our revenues for the three months ended March 31, 2022, as compared to 39.7% for the three months ended March 31, 2021, which we deem a non-material increase.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended March 31,
	2022	2021
	U.S. $ in thousands

Operating loss	$(19,584)	$(18,358)

Percentage of revenues	(12.0)%	(13.7)%

Operating loss amounted to $19.6 million for the three months ended March 31, 2022, compared to an operating loss of $18.4 million for the three months ended March 31, 2021 . While increasing on an absolute basis, our operating loss decreased as a percentage of our revenues in the first quarter of 2022 compared to the first quarter of 2021.

Financial Expenses, net

Financial expenses, net, which were primarily comprised of foreign currencies effects, interest income and interest expenses, were $1.4 million for the three months ended March 31, 2022, compared to financial expenses, net of $0.4 million for the three months ended March 31, 2021.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change in each, year over year, reflected thereby, were as follows:

	Three Months Ended March 31,
	2022	2021
	U.S. $ in thousands		Change in %

Income tax benefit	$73	$942	(92.3)%

As a percent of loss before income taxes	0.3%	5.0%	(93.1)%

We had an effective tax rate of 0.3% for the three-month period ended March 31, 2022, compared to an effective tax rate of 5.0% for the three-month period ended March 31, 2021. Our effective tax rate in the first quarter of 2022 was primarily impacted by the geographic mix of foreign taxable earnings and losses, as well as our valuation allowance.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended March 31, 2022, the loss from our proportionate share of the losses of our equity method investments was $0.1 million, compared to a loss of $1.1 million in the three months ended March 31, 2021.

Net Loss and Net Loss Per Share

Net loss and net loss per share were as follows:

	Three Months Ended March 31,
	2022	2021
	U.S. $ in thousands

Net loss attributable to Stratasys Ltd.	$(20,948)	$(18,911)

Percentage of revenues	(12.8)%	(14.1)%

Basic and diluted net loss per share	$(0.32)	$(0.32)

Net loss attributable to Stratasys Ltd. was $20.9 million for the three months ended March 31, 2022 compared to net loss of $18.9 million for the three months ended March 31, 2021. While increasing on an absolute basis, our net loss decreased as a percentage of our revenues in the first quarter of 2022 compared to the first quarter of 2021.

Net loss per share was $0.32 for each of the three month periods ended March 31, 2022 and 2021. The weighted average fully diluted share count was 65.7 million during the three months ended March 31, 2022, compared to 58.6 million during the three months ended March 31, 2021.

 Supplemental Operating Results on a Non-GAAP Basis

        The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items.

The items adjusted in our non-GAAP results either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the table below.

.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

		Three Months Ended March 31,
		2022	Non-GAAP	2022	2021	Non-GAAP	2021
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$69,677	$7,689	$77,366	$55,577	$7,069	$62,646
	Operating income (loss) (1,2)	(19,584)	21,607	2,023	(18,358)	15,785	(2,573)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(20,948)	22,158	1,210	(18,911)	15,111	(3,800)
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.32)	$0.34	$0.02	$(0.32)	$0.26	$(0.06)

(1)	Acquired intangible assets amortization expense		6,966			5,356
	Non-cash stock-based compensation expense		900			634
	Restructuring and other related costs		(177)			1,079
			7,689			7,069

(2)	Acquired intangible assets amortization expense		2,225			2,192
	Non-cash stock-based compensation expense		7,633			6,571
	Restructuring and other related costs		555			1,810
	Revaluation of investments		1,061			(3,670)
	Contingent consideration		207			191
	Other expenses		2,237			1,622
			13,918			8,716
			21,607			15,785

(3)	Corresponding tax effect and other expenses		551			(674)

			$22,158			$15,111

(4)	Weighted average number of ordinary shares outstanding- Basic and Diluted	65,721		67,060	58,616		58,616

Liquidity and Capital Resources

A summary of our statements of cash flows is as follows:

	Three Months Ended March 31,
	2022	2021
	U.S $ in thousands
Net loss	$(20,948)	$(18,911)
Depreciation and amortization	15,290	13,802
Stock-based compensation	8,533	7,205
Foreign currency transactions loss	2,792	4,181
Other non-cash items, net	1,219	1,822
Change in working capital and other items	(22,949)	14,652
Net cash provided by (used in) operating activities	(16,063)	22,751
Net cash provided by (used in) investing activities	67,738	(92,744)
Net cash provided by financing activities	1,021	222,165
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,228)	(2,872)
Net change in cash, cash equivalents and restricted cash	50,468	149,300
Cash, cash equivalents and restricted cash, beginning of period	243,293	272,216
Cash, cash equivalents and restricted cash, end of period	293,761	421,516

Our cash, cash equivalents and restricted cash balance increased to $293.8 million as of March 31, 2022 from $243.3 million as of December 31, 2021. The increase in cash, cash equivalents and restricted cash in the three months ended March 31, 2022 was primarily due to 67.7 million of cash generated by investing activities, partially offset by $16.1 million of cash used in operating activities.

Cash flows from operating activities

We used $16.1 million of cash in operating activities during the three months ended March 31, 2022. That cash use reflects our $20.9 million net loss, as adjusted favorably to eliminate non-cash charges included in net loss, such as $15.3 million of depreciation and amortization expense and $8.5 million of stock-based compensation expenses, as offset, in part, by elimination of changes in our working capital balances, which adjustments had an unfavorable net impact of $22.9 million on our cash flows, which changes were mainly driven by increased inventory purchases and increase in accounts receivable.

Cash flows from investing activities

We generated $67.7 million of cash from our investing activities during the three months ended March 31, 2022. The increase is mostly attributed to $77.0 million net proceeds from short-term bank deposit, partly offset by purchase of property and equipment and investment in unconsolidated entities.

Cash flows from financing activities

We generated $1.0 million of cash from financing activities during the three months ended March 31, 2022.

Capital resources and capital expenditures

Our total current assets amounted to $787.9 million as of March 31, 2022, of which $475.8 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $203.4 million. Most of our cash and cash equivalents and short term deposits are held in banks in Israel and in the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To better the understanding of our business activities and those accounting policies that are important to the presentation of our financial condition and results of operations and that require management's subjective judgements, please see our 2021 Annual Report. We base our judgements on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•

the extent of our success at introducing new or improved products and solutions that gain market share;

•

the extent of growth of the 3D printing market generally;

•

changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;

•

the impact of shifts in prices or margins of the products that we sell or services we provide;

•

the impact of competition and new technologies;

•

impairments of goodwill or other intangible assets in respect of companies that we acquire;

•

the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

  the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;
  the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on our supply chain and distribution network, and, consequently, our ability to successfully  sell both our existing and newly-launched 3D printing products;

•

global market, political and economic conditions, and in the countries in which we operate in particular;

•

government regulations and approvals;

•

litigation and regulatory proceedings;

•

infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

  potential cyber attacks against, or other breaches to, our information technologies systems;

•  the extent of our success at maintaining our liquidity and financing our operations and capital needs;

•

impact of tax regulations on our results of operations and financial conditions;

  the duration and severity of the global COVID-19 pandemic and/or adverse macro-economic trends that are, in part, by products of that pandemic, such as, inflation, and the strength of recovery from it and resilience to chose trends, which may have significant consequences for our operations, financial position, cash flows, and those of our customers and suppliers going forward; and

•

those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2021 Annual Report, as supplemented herein, as well as in other portions of the 2021 Annual Report Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2021 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our 2021 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 12-“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.

RISK FACTORS

The global COVID-19 health pandemic has adversely affected, in the recent past, and could again directly or indirectly—through macro-economic trends triggered by it, such as inflation and supply chain problems—  potentially severely adversely affect, our business, results of operations and financial condition in the future, due primarily to impacts on the industries in which we and our customers operate.

The COVID-19 global pandemic has had numerous adverse effects on the global economy. Governmental shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventative measure, adversely affected workforces, customers, consumer sentiment, economies and certain financial markets, and, along with decreased consumer spending, led to an economic downturn in many of the markets into which we sell our products and services.
Those effects of the pandemic adversely impacted our results of operations in all global regions, beginning already in the first quarter of 2020 and continuing through the remaining quarters of 2020 and, to a lesser extent, all four quarters of 2021.
We imposed counter-measures that succeeded, together with improved macro-economic conditions, in each progressive quarter, at mitigating the impact of the pandemic on our operating results, and our results have improved concurrently with the economic recovery in many of the markets into which we sell, to the point that our revenues have surpassed, for the first quarter of 2022, the corresponding pre-pandemic revenue levels (for the first quarter of 2019). Nevertheless, even assuming the success of the measures that we implemented and the stable success of vaccination and other means implemented to combat the pandemic on a global basis, there is no guarantee that economic recovery from the pandemic will be sustained.
Certain global macro-economic conditions that were triggered, in large part, by the COVID-19 pandemic now threaten a downturn in economic conditions that could ruin the improved economic outlook achieved by the recovery from the pandemic. Supply chain delays and rising shipping costs, along with inflationary pressures due to the infusion of money into circulation as part of a “loose” monetary policy and low interest rates designed to ease economic conditions during the pandemic, now threaten economic prosperity globally, including in our target markets. We cannot predict what impact these new economic trends may have on our target markets and our expected results of operations.
In light of these global macro-economic uncertainties, we continue to monitor the cost-control measures that we first began to implement in February 2020. We have maintained in place certain cost reduction mechanisms, although we have eliminated others, such as our four-day work week, which we eliminated when we returned to a full work week effective as of the start of 2021.
While we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise, there is no assurance that we can succeed at doing so.

We furthermore face uncertainty as to the degree and duration of the impact of these trends going forward, and as to the degree of successful macro-economic resistance to them. We do not know the impact of governmental measures (such as higher interest rates) targeted at maintaining economic prosperity in the aftermath of the trends triggered by the COVID-19 pandemic, or the degree of overall potentially permanent changes in consumer behavior that may have been caused by the pandemic. The inflationary trend, and higher interest rates in response to inflation, may contribute towards global economic weakness that is more than temporary and that could adversely affect demand for our products and services generally. A potential downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with these trends in the aftermath of COVID-19, it is difficult to fully predict the magnitude of effects on our, and our business partners’, business, financial condition and results of operations.
Any guidance that we may provide for 2022 lacks the certainty that we once had in providing that guidance, due to the number of variables surrounding the COVID-19/post-COVID-19 pandemic period.
The trends trigged by the COVID-19 pandemic may also have the effect of amplifying many of the other risks described under the caption “Item 3. Key Information— D. Risk Factors” in our 2021 Annual Report.